EXHIBIT 12
CHEMED CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	2005		2006		2007		2008		2009

Pretax income from continuing operations	$54,656		$90,284		$98,161		$115,404		$120,620

Additions:
Fixed charges	26,767		23,625		21,554		18,983		18,840
Amortization of capitalized interest	2		2		4		5		5

Deductions:
Capitalized interest	(380)		(751)		(951)		(659)		(258)

Adjusted income	$81,045		$113,160		$118,768		$133,733		$139,207

Fixed Charges:
Interest expense	$21,264		$17,468		$14,921		$12,123		$11,599
Capitalized interest	380		751		951		659		258
Interest component of rental expense	5,123		5,406		5,682		6,201		6,983

Fixed charges	$26,767		$23,625		$21,554		$18,983		$18,840

Ratio of earnings to fixed charges (a)	3.0	x	4.8	x	5.5	x	7.0	x	7.4	x

Additional earnings needed to achieve 1:1 ratio coverage	n.a.		n.a.		n.a.		n.a.		n.a.

(a)	For purposes of computing the ratio of earnings to fixed charges, pretax income from continuing operations has been added to fixed charges and adjusted for capitalized interest to derive adjusted income. Fixed charges consist of interest expense on debt (including the amortization of deferred financing costs), capitalized interest, prepayment penalties on the early extinguishment of debt and one-third (the proportion deemed representative of the interest component) of rental expense. Fixed charge amounts include interest from both continuing and discontinued operations.